UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  December, 2008

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing 'Acquisition'

10
 December 2008

PEARSON ACQUIRES FRONTER:
Extends position in fast-growing online learning market

Pearson, the international education and information company, today announces that it has agreed to acquire Fronter, a European online learning company, from its co-founders Roger Larsen and Bjarne Hadland and other private investors including employees of the company.

Founded in
Oslo
 in 1998, Fronter has built a learning platform (also known as a Learning Management System or 'LMS') which provides easy-to-use tools for secure online education and collaboration. The Fronter platform enables students to learn whenever and wherever they choose; review their personal study plan; submit assignments; communicate with teachers, peers and parents; and study on their own or in a group. Teachers use the platform to create, store and repurpose learning resources and coursework which their students access online. The platform includes more than 80 tools for teachers and students and is highly customisable in terms of functionality, design and language.

Fronter has offices in 10 countries and more than 3,000 educational customers, including the City of
Oslo
 and the London Grid for Learning, serving four million users. It has strong market positions in countries that have been early adopters of online learning management systems, including
Norway
,
Sweden
 and the
UK
. It has grown revenues
 at a compound annual rate of 50
% since 2005 and enjoys subscription renewal rates of well over 90%. The company had gross assets of NOK66.8m (£6.6m) at the end of June 2008.

Pearson expects the acquisition to strengthen both its own education business and Fronter by providing both companies' customers with a wider range of services; by enabling Fronter to expand into new geographic markets; and by supporting the growth of Pearson's education technologies globally.

John Fallon, chief executive of Pearson's International Education company, said:

"Fronter is a highly successful company which has done particularly well in Scandinavia and the
UK
. We know there is great demand for this kind of flexible, digital and educationally-effective service and we believe that Pearson's scale, international reach and broad educational capabilities can help Fronter achieve its global ambitions. Together we will play an ever more effective role in harnessing technology to personalise learning and enhance student performance."

ENDS

For more information:

Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith

    +44 (0)20 7010 2310

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   10 December, 2008

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary